China Valves Technology, Inc.
21/F Kineer Plaza
226 Jinshui Road
Zhengzhou, Henan Province
People’s Republic of China 450008
People’s Republic of China

July 25, 2011

By EDGAR Transmission

Jeffrey Gordon
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: China Valves Technology, Inc.
Item 4.01 Form 8-K
Filed July 13, 2012
File No. 1-34542

Dear Mr. Gordon:

On behalf of China Valves Technology, Inc. (“China Valves” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 18, 2012 providing the Staff’s comments with respect to the above referenced filing.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

1. We note that the Audit Committee did not approve the fee reduction requested by management and did not authorize management to communicate with your former accountants regarding the fee reduction, and has contacted your former accountants in order to discuss the withdrawal of its resignation. Please tell us the status of these discussions and update your disclosure in an amended Form 8-K as applicable.

China Valves Response: BDO CHINA SHU LUN PAN CPAS LLP ( “BDO”) has decided not to withdraw it resignation. We updated our disclosure in the amended Form 8-K filed on July 23, 2012.

2. You disclose that there were no reportable events or disagreements with your former accountants during the engagement period of November 3, 2011 through July 8, 2012. Given that your former accountants resigned on July 9, 2012, please revise your disclosure in an amended Form 8-K to state, if true, that there were no reportable events or disagreements with your former accountants through July 9, 2012.

China Valves Response: We disclosed in the amended Form 8-K filed on July 23, 2012 that there were no reportable events or disagreements with our former accountants through July 9, 2012.

3. We note that your former accountants have not yet provided a letter indicating their agreement with your disclosures. Supplementally tell us the status of obtaining this letter. If there is a specific reason why your former accountants have not yet provided this letter, such as a billing dispute or other unresolved matters between you and your former accountants, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. If you cannot obtain the letter, disclose in the Form 8-K that you are unable to obtain the letter. Otherwise, confirm to us that you expect to receive this letter shortly and will file an amendment to your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt. Please note that your former accountants will need to state their agreement with the disclosures in your amended Form 8-K, taking into account the changes requested in the comments above.

China Valves Response: We filed BDO’s letter dated July 20, 2012 as exhibit 16.1 to the amended 8-K filed on July 23, 2012.

4. You filed an Item 4.02 Form 8-K on February 14, 2012 in which you concluded that the unaudited financial statements for the quarters ended March 31, 2011 and June 30, 2011 as well as your audited financial statements for the year ended September 30, 2011 should no longer be relied upon and you are in the process of restating your financial statements for each of those periods. Please tell us the status of this process, including when you anticipate filing the amended Forms 10-K and 10-Q.

China Valves Response: Our former accountants Frazer Frost, LLP ( “Frazer”) requested the Company to hire a third party to investigate VAT issues of Shanghai Hanwei Valves Co., Ltd. in May 2012. Accordingly, the Company engaged Shanghai Minxin Certified Public Accountants Co., Ltd (“Minxin”). Minxin finished their initial report on June 10, 2012 and submitted the report to the Company’s Audit Committee, BDO and Frazer. Frazer and BDO further requested Minxin to take some additional procedures. Minxin expects to complete the additional procedures before the end of July, 2012. We will provide estimated timeline for filing the amended Forms 10-K and 10-Q after we select a new independent registered public accounting firm.

In responding to the Staff’s comments, we hereby acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (011) 86 378-2925211 or Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

China Valves Technology, Inc.

By:/s/ Jianbao Wang
       Jianbao Wang
       Chief Executive Officer